Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: December 17, 2015

Editors Blog: Allergan CEO Brent Saunders Talks Pfizer Merger and The Future of Aesthetic Medicine

Inga Hansen, Executive Editor of MedEsthetics

December 16, 2015

MedEsthetics

Recently, we had the opportunity to speak with Brent Saunders, CEO of Allergan, about the company’s operations following its acquisition by Actavis, the proposed merger with Pfizer and what he feels are the most promising trends for the medical aesthetics industry.

MedEsthetics: Earlier this year Allergan was acquired by Actavis. What kind of feedback are you getting from customers since the merger?

Saunders: “When I’m out talking to physicians and consumers, most of the feedback I get is that they’ve been impressed with the integration in that they haven’t noticed it. They’re also very excited about the commitment the new Allergan has brought to aesthetic medicine and plastic surgery—our investments in product flow, our investments in innovation, and our investments in training and education and in R&D.”

MedEsthetics: Are there any new products coming to market or on the horizon that you are particularly excited about?

Saunders: “We will continue to look at new indications for Botox. We will continue to bring —and complete—a line of fillers around the Juvederm VOLUMA brand and we are researching new indications in that area. We continue to invest in R&D in our breast implant business and then, of course, the big news this year was that we acquired KYBELLA for submental fat. We are now beginning to look at other indications and other uses for research studies for KYBELLA.”

MedEsthetics: There was a lot of excitement around the launch of KYBELLA. How is it being received now that it is on the market?

Saunders: “We’re still in the early phases. Our focus now and for the next few months will be on training and education. We’ve now trained well over 1,000 doctors, probably closer to 2,000 at this point. We will continue to push training for the next several months and then we’ll start working on market development and direct-to-consumer advertising later next year.”

MedEsthetics: Allergan recently released a survey of male aesthetic patients. Are you seeing growth among this consumer base?

Saunders: “We’ve seen some modest growth among men, but more importantly, we see a lot of opportunity in the male market. We’ve done some of the work to understand preferences of men. We know that the market has a lot of potential. We need to work with the physician community and the injector community to really bring men into the office and into the aesthetic world, and we have a variety of different things we’re going to be doing to build the male market. My sense is within a year we’ll have a better sense of whether it’s really working, but I think the opportunity is vast.”

MedEsthetics: The big news in the U.S. has been the proposed merger with Pfizer. When will that happen?

Saunders: “It’s going to close in the second half of 2016. I will be staying with the company. The most important thing for the community to hear is our goal with this merger is to treat it very similar to or analogous to the Actavis/Allergan merger in that we don’t want our customers to feel any impact from the integration—and to ultimately realize that we will be even more committed to the space following the merger.

“The combined company will have a roughly $9 billion R&D budget. We will continue to invest in aesthetic medicine and plastic surgery and look for new treatment modalities and new applications to build the market, and certainly support medical education and training as well.”

MedEsthetics: Pfizer is such a large and diverse pharmaceutical company. Do you have any concerns that it will overshadow Allergan’s role in aesthetic medicine?

Saunders: “I have none and, in fact, I think it’s going to be a win-win situation if we execute correctly. I will be staying with the company and all the businesses around the world will report to me, and I will absolutely work incredibly hard to make sure that not only do our customers not feel any of the integration issues but that we continue to invest and commit to the physician and injector community in a significant way.”

MedEsthetics: With these two mergers—Allergan and Actavis and now Pfizer and Allergan—there is clearly a cost savings to the companies. Will your customers experience some of the cost savings gained through the mergers?

Saunders: “I don’t think there’s necessarily a one-to-one correlation to that. What we tend to do when we have better years or a stronger performance is re-invest back into the business, and that mostly takes the form of more investment into R&D, education and training, and market development—things like direct-to-consumer advertising and trying to build out the male market. That’s where we’ll be putting the over-delivery or overperformance. It gets reinvested to benefit the community.”

MedEsthetics: You mentioned the new combined company will invest an estimated $9 billion in R&D. How does that compare to Allergan’s investment in R&D over the past decade?

Saunders: “It’s exponentially more. Allergan pre-Actavis acquisition spent under or around $1 billion per year. We now spend about $1.5 billion. And now we’ll go to $9 billion, so it’s a really big jump.”

MedEsthetics: We talked about the potential growth in male patients. Are there other trends you see happening in terms of areas for new product development, whether through new indications or opportunities to expand the market? Where do you see the aesthetics market going in the next few years?

Saunders: “We’re going to continue to invest in building the indications for our products and improving our products for facial aesthetics. But I do think there are some big white space opportunities—or frontiers—that still need investment. Things like cellulite, skin quality and hair loss are really big wide open opportunities for us to invest in research and product development so we can bring new solutions to market.”

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Pfizer accept responsibility for the information contained in this communication other than that relating to Allergan and the Allergan group of companies and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

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